UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 22, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D
CUSIP No. 210226106

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barington Companies Equity Partners, L.P. 13-4088890
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,735
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 116,735
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,735
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.05%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 210226106

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barington Investments, L.P. 20-2871525
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,479
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 43,479
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,479
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 210226106

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barington Companies Advisors, LLC 20-0327470
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,479
	8	SHARED VOTING POWER 116,735
	9	SOLE DISPOSITIVE POWER 43,479
	10	SHARED DISPOSITIVE POWER 116,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81%
14	TYPE OF REPORTING PERSON* IA, OO

SCHEDULE 13D
CUSIP No. 210226106

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barington Companies Investors, LLC 13-4126527
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER 116,735
	9	SOLE DISPOSITIVE POWER none
	10	SHARED DISPOSITIVE POWER 116,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,735
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.05%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 210226106

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barington Companies Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 224,086
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 224,086
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,086
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.94%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 210226106

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Opportunitas Fund plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,400
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 6,400
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 210226106

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barington Offshore Advisors, LLC 20-4797640
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 230,486
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 230,486
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,486
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON* IA, OO

SCHEDULE 13D
CUSIP No. 210226106

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barington Capital Group, L.P. 13-3635132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,700
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 390,700
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.86%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 210226106

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LNA Capital Corp. 13-3635168
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,700
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 390,700
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.86%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 210226106

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Mitarotonda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,700
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 390,700
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.86%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 19, 2006, as amended by that certain Amendment No. 1 filed on June 20, 2006 (together, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Consolidated-Tomoka Land Co., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 1530 Cornerstone Boulevard, Suite 100, Daytona Beach, Florida 32117.

Item 2.  Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James Mitarotonda (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of September 25, 2006, the Reporting Entities are the beneficial owners of, in the aggregate, 390,700 shares of Common Stock, representing approximately 6.86% of the shares of Common Stock presently outstanding.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

Benchmark Opportunitas Fund, plc is a public limited company incorporated under the law of Ireland. The principal business of Benchmark Opportunitas Fund plc is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Benchmark Opportunitas Fund, plc is Styne House, 2nd Floor, Upper Hatch Street, Dublin 2, Ireland. The directors of Benchmark Opportunitas Fund plc and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

The investment advisor of Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the investment advisor of Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. and Benchmark Opportunitas Fund plc is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. and Benchmark Opportunitas Fund plc. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

Barington Companies Advisors, LLC, Barington Companies Investors, LLC and Barington Offshore Advisors, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jim Cleary, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland, Andreas Jeschko, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, Karen Kisling, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, and Carl O’Sullivan, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 6,400 shares of Common Stock. The amount of funds expended for such purchases was approximately $403,828.20 by Benchmark Opportunitas Fund plc.

All purchases of Common Stock by the Reporting Entities were made in open market transactions. All transactions effected since the filing of the Statement are described in the Schedule attached hereto. All such purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Statement are hereby amended and restated as follows:

(a) As of September 25, 2006, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 116,735 shares of Common Stock, representing approximately 2.05% of the shares of Common Stock presently outstanding based upon the 5,692,539 shares of Common Stock reported by the Company to be issued and outstanding as of August 1, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on August 10, 2006 (the “Issued and Outstanding Shares”).

As of September 25, 2006, Barington Investments, L.P. beneficially owns 43,479 shares of Common Stock, constituting approximately 0.76% of the Issued and Outstanding Shares. As of September 25, 2006, Barington Companies Offshore Fund, Ltd. beneficially owns 224,086 shares of Common Stock, constituting approximately 3.94% of the Issued and Outstanding Shares. As of September 25, 2006, Benchmark Opportunitas Fund plc beneficially owns 6,400 shares of Common Stock, constituting approximately 0.11% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 43,479 shares of Common Stock beneficially owned by Barington Investments, L.P., representing an aggregate of 160,214 shares, constituting approximately 2.81% of the Issued and Outstanding Shares. As the

general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may also be deemed to beneficially own the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 2.05% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd. and Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC may be deemed to beneficially own the 224,086 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 6,400 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing an aggregate of 230,486 shares, constituting approximately 4.05% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC and Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 43,479 shares of Common Stock beneficially owned by Barington Investments, L.P. As the majority member of Barington Offshore Advisors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 224,086 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 6,400 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing an aggregate of 390,700 shares, constituting approximately 6.86% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 43,479 shares of Common Stock beneficially owned by Barington Investments, L.P., the 224,086 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 6,400 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing an aggregate of 390,700 shares of Common Stock, constituting approximately 6.86% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 43,479 shares of Common Stock beneficially owned by Barington Investments, L.P., the 224,086 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 6,400 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing an aggregate of 390,700 shares of Common Stock, constituting approximately 6.86% of the Issued and Outstanding Shares. Each of Barington Companies Advisors, LLC and Barington Companies Investors, LLC share voting and dispositive power with respect to the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 43,479 shares of Common Stock beneficially owned by Barington Investments, L.P., the 224,086 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 6,400 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

  (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that Barington Companies Advisors, LLC and Barington Companies Investors, LLC have shared authority to vote and dispose of the shares reported as beneficially owned by Barington Companies Equity Partners, L.P.

Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 5(c) of the Statement is hereby amended and supplemented as follows:

(c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock since the filing of the Statement, except to the extent disclosed herein.

Item 6.    Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Barington Offshore Advisors, LLC is compensated for its services as the investment advisor of Benchmark Opportunitas Fund plc by the manager of such fund pursuant to a separate agreement.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

99.3
Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James Mitarotonda, dated September 25, 2006 (which supersedes and replaces the Agreement of Joint Filing dated May 19, 2006, as previously filed as Exhibit 99.1 to the Schedule 13D filed with the SEC on May 19, 2006).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 26, 2006

                                            BARINGTON COMPANIES EQUITY PARTNERS, L.P.
        By: Barington Companies Investors, LLC, its general partner
        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title: Managing Member

        BARINGTON INVESTMENTS, L.P.
        By: Barington Companies Advisors, LLC, its general partner
        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title: Managing Member

        BARINGTON COMPANIES ADVISORS, LLC
        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title: Managing Member

        BARINGTON COMPANIES INVESTORS, LLC
        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title: Managing Member

        BARINGTON COMPANIES OFFSHORE FUND, LTD.
        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title: President

        BENCHMARK OPPORTUNITAS FUND PLC
        By: Barington Offshore Advisors, LLC
        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title: Authorized Signatory

        BARINGTON OFFSHORE ADVISORS, LLC
        By: /s/ James A. Mitarotonda

        Name: James A. Mitarotonda
        Title: Authorized Signatory

        BARINGTON CAPITAL GROUP, L.P.
        By: LNA Capital Corp., its general partner
        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title: President and CEO

        LNA CAPITAL CORP.
        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title: President and CEO

        /s/ James A. Mitarotonda
        James A. Mitarotonda

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda	Chairman and Chief Executive	888 Seventh Avenue
Director and President	Officer of Barington Capital	17th Floor
	Group, L.P.	New York, NY 10019

Sebastian E. Cassetta	Senior Managing Director and	888 Seventh Avenue
Director	Chief Operating Officer of	17th Floor
	Barington Capital Group, L.P.	New York, NY 10019

Jonathan Clipper	Managing Director of	7 Reid Street, Suite 108
Director	Bedford Management Ltd.	Hamilton HM11, Bermuda

Graham Cook	Director/Manager, Corporate	Bison Court
Director	Services of Byson Financial	P.O. Box 3460
	Services, Ltd.	Road Town, Tortola
British Virgin Islands

Forum Fund Services, Ltd.	Fund Administration	Washington Mall 1, 3rd Flr.
Secretary		22 Church Street
Hamilton HM11, Bermuda

Melvyn Brunt	Chief Financial Officer of	888 Seventh Avenue
Treasurer	Barington Capital Group, L.P.	17th Floor
New York, NY 10019

SCHEDULE II

Directors of Benchmark Opportunitas Fund plc

Name and Position	Principal Occupation	Principal Business Address

Sebastian Cassetta Director	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jim Cleary Director	Principal of Cleary Consulting	Oriel, 25 Revington Park, North Circular Road, Limerick, Ireland

Andreas Jeschko Director	Chief Executive Officer of Benchmark Advisory Limited and Benchmark Capital Management GmbH	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Karin Kisling Director	Chief Investment Officer of Benchmark Advisory Limited	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Carl O’Sullivan Director	Partner, Arthur Cox	Earlsfort Centre Earlsfort Terrace Dublin 2 Ireland

SCHEDULE III

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Melvyn Brunt Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

SCHEDULE IV

This schedule sets forth information with respect to each purchase or sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Shares purchased by Benchmark Opportunitas Fund plc:

Date	Number of Shares	Price Per Share	Cost(*)

9/22/2006	2,200	$62.1105	$136,643.10
9/25/2006	4,200	$63.6155	$267,185.10

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(*) Excludes commissions and other execution-related costs.